UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)

Arch Capital Group Ltd.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

G0450A105

(CUSIP Number)

Jack W. Campo, Jr., Esq., General Electric Capital Corporation, 260 Long Ridge Road,

Stamford, Connecticut 06927

Michael M. Pastore, GE Asset Management Incorporated,

3001 Summer Street, Stamford, Connecticut 06905

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 29, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. G0450A105	Page 2 of 24 Pages

1	NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Insurance Private Equity Investors, L.L.C. I.R.S. #
2	CHECK THE APPROPRIATE BOX OF A MEMBER OF A GROUP* (a) (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 2,181,313 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 2,181,313

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,181,313
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.03%
14	TYPE OF REPORTING PERSON* OO

SCHEDULE 13D

CUSIP No. G0450A105	Page 3 of 24 Pages

1	NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON General Electric Pension Trust I.R.S. #14-6015763
2	CHECK THE APPROPRIATE BOX OF A MEMBER OF A GROUP* (a) (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 2,181,313 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 2,181,313

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,181,313
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.03%
14	TYPE OF REPORTING PERSON* EP

SCHEDULE 13D

CUSIP No. G0450A105	Page 4 of 24 Pages

1

NAME OF REPORTING PERSON

SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

GE Asset Management Incorporated as Manager of Insurance Private Equity Investors, L.L.C. and as Investment Manager of GEPT (as defined below)

I.R.S. #06-1238874

2	CHECK THE APPROPRIATE BOX OF A MEMBER OF A GROUP* (a) (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 2,181,313 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 2,181,313

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,181,313
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.03%
14	TYPE OF REPORTING PERSON* IA, CO

SCHEDULE 13D

CUSIP No. G0450A105	Page 5 of 24 Pages

1	NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON General Electric Company I.R.S. #14-0689340
2	CHECK THE APPROPRIATE BOX OF A MEMBER OF A GROUP* (a) (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER Disclaimed (see 11 below) 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER Disclaimed (see 11 below)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Beneficial ownership of all shares disclaimed by General Electric Company.
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* Disclaimed (see 11 above)	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Not applicable (see 11 above)
14	TYPE OF REPORTING PERSON* CO

SCHEDULE 13D

CUSIP No. G0450A105	Page 6 of 24 Pages

1	NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Orbital Holdings, Ltd. I.R.S. #
2	CHECK THE APPROPRIATE BOX OF A MEMBER OF A GROUP* (a) (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 0 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Not applicable (see 11 above)
14	TYPE OF REPORTING PERSON* CO

SCHEDULE 13D

CUSIP No. G0450A105	Page 7 of 24 Pages

1	NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON GE Capital Equity Investments, Ltd. I.R.S. #
2	CHECK THE APPROPRIATE BOX OF A MEMBER OF A GROUP* (a) (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 0 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Not applicable (see 11 above)
14	TYPE OF REPORTING PERSON* CO

SCHEDULE 13D

CUSIP No. G0450A105	Page 8 of 24 Pages

1	NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON General Electric Capital Corporation I.R.S. #13-1500700
2	CHECK THE APPROPRIATE BOX OF A MEMBER OF A GROUP* (a) (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 0 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Not applicable (see 11 above)
14	TYPE OF REPORTING PERSON* CO

SCHEDULE 13D

CUSIP No. G0450A105	Page 9 of 24 Pages

1	NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON General Electric Capital Services, Inc. I.R.S. #06-1109503
2	CHECK THE APPROPRIATE BOX OF A MEMBER OF A GROUP* (a) (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER Disclaimed (see 11 below) 8 SHARED VOTING POWER 0 9 SOLE DISPOSITIVE POWER Disclaimed (see 11 below) 10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Beneficial ownership of all shares disclaimed by General Electric Capital Services, Inc.
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* Disclaimed (see 11 above)	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Not applicable (see 11 above)
14	TYPE OF REPORTING PERSON* CO

Reference is made to the Statement on Schedule 13D filed on November 30, 2001 as amended by Amendment No. 1 thereto filed October 4, 2002, Amendment No. 2 thereto filed February 25, 2003, Amendment No. 3 thereto filed April 5, 2004 and Amendment No. 4 thereto filed July 30, 2004 (as so amended, the “Schedule 13D”) on behalf of General Electric Company, a New York corporation (“GE”), GE Asset Management Incorporated, a Delaware corporation and a wholly owned subsidiary of GE (“GEAM”), General Electric Pension Trust, a New York common law trust (“GEPT”), Insurance Private Equity Investors, L.L.C., a Delaware limited liability company and a wholly owned subsidiary of GEPT (“Insurance”), General Electric Capital Services, Inc., a Delaware corporation and directly or indirectly 100% owned by GE (“GECS”), General Electric Capital Corporation, a Delaware corporation and a subsidiary of GECS (“GECC”), GE Capital Equity Investments, Ltd., a Cayman Islands corporation and a wholly owned subsidiary of GECC (“GECEI”), and Orbital Holdings, Ltd., a Cayman Islands corporation and a wholly owned subsidiary of GECEI (“Orbital”). GE, GEAM, GEPT, Insurance, GECS, GECC, GECEI and Orbital are sometimes referred to herein individually as a “Reporting Person” and collectively as the “Reporting Persons.” Insurance, GEPT, GEAM, Orbital, GECEI, GECC and GECS each expressly disclaim that they are members of a “group.” GECS disclaims beneficial ownership of all shares held by GECC and its subsidiaries. GE disclaims beneficial ownership of all shares and expressly disclaims that it is a member of a “group.” All capitalized terms used without definition in this Amendment No. 5 to Schedule 13D shall have the meanings set forth in the Schedule 13D.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby deleted in its entirety and the following is inserted in lieu thereof:

“(a) Each of Insurance, GEPT and GEAM beneficially owns 2,181,313 Common Shares, representing 6.03%1 of the Common Shares. Each of Orbital, GECEI and GECC beneficially owns 0 Common Shares. Insurance, GEPT, GEAM, Orbital, GECEI, GECC, GE and GECS each expressly disclaim that they are members of a “group” as such term is used in Section 13(d)(3) of the Exchange Act.

(b) Insurance, GEAM and GEPT share the power to vote or direct the vote and power to dispose or direct the disposition of, 2,181,313 Common Shares, subject to the restrictions on voting described in Item 6 below. Orbital, GECEI and GECC share the power to vote or direct the vote and power to dispose or direct the disposition of 0 Common Shares. Both GE and GECS disclaim any voting or dispositive power over the shares beneficially owned by GEPT, GEAM or Insurance.

[1]	This percentage is based on 36,169,919 Common Shares outstanding, calculated by combining the 33,552,344 Common Shares outstanding as of July 2, 2004 as set forth in the Issuer's Form S-3, Registration Statement under the Securities Act of 1933, dated such date (the “Registration Statement”), with 580,560 Common Shares that Insurance received upon its conversion of Preference Shares with 436,262 Common Shares Orbital received upon its conversion of all of its Preference Shares with 1,600,753 Common Shares that Insurance will receive on conversion of its remaining Preference Shares.

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To the best knowledge of the Reporting Persons, no person other than the Insurance, GEAM and GEPT has the power to vote or to direct the vote or to dispose or direct the disposition of any of the securities which they may be deemed to beneficially own.

(c) Between July 20 and August 23, 2004, Orbital sold 219,862 Common Shares on the open market as set forth below:

Date of Disposition	Price at which Common Shares Sold	Common Shares Sold by Orbital
July 20, 2004	$38.70	400
August 2, 2004	$38.50	5,800
August 3, 2004	$38.4746	16,000
August 4, 2004	$38.5044	17,900
August 5, 2004	$38.1412	20,000
August 6, 2004	$38.025	20,000
August 10, 2004	$38.0002	50,100
August 12, 2004	$38.00	16,403
August 17, 2004	$37.70	1,043
August 18, 2004	$37.4504	30,000
August 19, 2004	$37.6999	17,308
August 20, 2004	$37.70	13,259
August 23, 2004	$37.6053	11,649
Total Amount of Common Shares Sold:		219,862

(d) No other person except for the Reporting Persons are known to have the rights to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Persons and covered by this Statement.

(e) Not Applicable.”

Item 7.	Materials to Be Filed as Exhibits

Exhibits I-VIII to the Schedule 13D are hereby incorporated by reference.

Schedules II, III and IV.

Schedules II, III and IV to the Schedule 13D are hereby amended and restated in their entirety as set forth in the revised versions thereof attached hereto.

11 of 24

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 29, 2004

INSURANCE PRIVATE EQUITY INVESTORS, L.L.C.

By: GE Asset Management Incorporated, its Manager

By:	/s/ Michael M. Pastore
	Name:	Michael M. Pastore
	Title:	Vice President

GENERAL ELECTRIC PENSION TRUST

By: GE Asset Management Incorporated, its Investment Manager

By:	/s/ Michael M. Pastore
	Name:	Michael M. Pastore
	Title:	Vice President

GE ASSET MANAGEMENT INCORPORATED

By:	/s/ Michael M. Pastore
	Name:	Michael M. Pastore
	Title:	Vice President

GENERAL ELECTRIC COMPANY

By:	/s/ John H. Myers
	Name:	John H. Myers
	Title:	Vice President

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ORBITAL HOLDINGS, LTD.

By:	/s/ Ronald Herman
	Name:	Ronald Herman
	Title:	Vice President

GE CAPITAL EQUITY INVESTMENTS, LTD.

By:	/s/ Ronald Herman
	Name:	Ronald Herman
	Title:	President

GENERAL ELECTRIC CAPITAL CORPORATION

By:	/s/ Ronald Herman
	Name:	Ronald Herman
	Title:	Vice President

GENERAL ELECTRIC CAPITAL SERVICES, INC.

By:	/s/ Ronald Herman
	Name:	Ronald Herman
	Title:	Attorney-in-Fact

13 of 24

Schedule II

General Electric Pension Trust

The business address of each of the persons listed below is 3001 Summer Street, P.O. Box 7900, Stamford, Connecticut 06904.

Trustees	Present Principal Occupation
David B. Carlson	Executive Vice President of GEAM and Trustee of GEPT

Michael J. Cosgrove	Executive Vice President of GEAM and Trustee of GEPT

Ralph R. Layman	Executive Vice President of GEAM and Trustee of GEPT

Alan M. Lewis	Executive Vice President, General Counsel and Secretary of GEAM and Trustee of GEPT

Robert A. MacDougall	Executive Vice President of GEAM and Trustee of GEPT

John H. Myers	Vice President of General Electric Company, President and Chief Executive Officer of GEAM and Trustee of GEPT

Donald W. Torey	Executive Vice President of GEAM and Trustee of GEPT

John J. Walker	Executive Vice President – Chief Financial Officer of GEAM and Trustee of GEPT

Citizenship of All Trustees

U.S.A.

14 of 24

Schedule III

Insurance Private Equity Investors, L.L.C.

The Manager of Insurance Private Equity Investors, L.L.C. is GE Asset Management Incorporated (a Delaware corporation). Its principal place of business is 3001 Summer Street, P.O. Box 7900, Stamford, Connecticut 06904.

GE Asset Management Incorporated

The business address of each of the persons listed below is 3001 Summer Street, P.O. Box 7900, Stamford, Connecticut 06904.

Directors	Present Principal Occupation
David B. Carlson	Executive Vice President of GEAM and Trustee of GEPT

Michael J. Cosgrove	Executive Vice President of GEAM and Trustee of GEPT

Pamela K. Halligan	Vice President of GEAM

Kathryn D. Karlic	Executive Vice President of GEAM

Ralph R. Layman	Executive Vice President of GEAM and Trustee of GEPT

Alan M. Lewis	Executive Vice President, General Counsel and Secretary of GEAM and Trustee of GEPT

Robert A. MacDougall	Executive Vice President of GEAM and Trustee of GEPT

John H. Myers	Vice President of General Electric Company, President and Chief Executive Officer of GEAM and Trustee of GEPT

Anthony J. Sirabella	Senior Vice President – Chief Information Officer of GEAM

Donald W. Torey	Executive Vice President of GEAM and Trustee of GEPT

John J. Walker	Executive Vice President – Chief Financial Officer of GEAM and Trustee of GEPT

Citizenship of all Directors

U.S.A.

15 of 24

Executive Officers	Present Principal Occupation
John H. Myers	President and Chief Executive Officer

David B. Carlson	Executive Vice President – Domestic Equity Investments

Michael J. Cosgrove	Executive Vice President – Sales and Marketing

Kathryn D. Karlic	Executive Vice President – Fixed Income

Ralph R. Layman	Executive Vice President – International Equity Investments

Alan M. Lewis	Executive Vice President – General Counsel and Secretary

Robert A. MacDougall	Executive Vice President – Fixed Income

Donald W. Torey	Executive Vice President – Real Estate and Private Equities

John J. Walker	Executive Vice President – Chief Financial Officer

Anthony J. Sirabella	Senior Vice President – Chief Information Officer

Pamela K. Halligan	Vice President – Human Resources

William F. Ruoff, III	Vice President – Quality

Greg O. Bouleris	Senior Vice President – Fixed Income

Stephen N. DeVos	Senior Vice President – Fixed Income

Thomas M. Powers	Senior Vice President – Fixed Income

Paul M. Colonna	Senior Vice President – Fixed Income

William M. Healey	Senior Vice President – Fixed Income

Mark R. Delaney	Senior Vice President – Fixed Income

Gregory B. Hartch	Senior Vice President – Fixed Income

Gregory W. Fletcher	Vice President – Fixed Income Finance

Kathleen S. Brooks	Vice President – Fixed Income

Vita-Marie Pike	Vice President – Fixed Income

Eric H. Gould	Vice President – Fixed Income

Craig M. Enright	Vice President – Fixed Income

Brad G. Postema	Vice President – Fixed Income

Alfredo Chang	Vice President – Fixed Income

Frederick W. Jackson	Vice President – Fixed Income

Mark H. Johnson	Vice President – Fixed Income

Don J. Duncan	Vice President – Money Market Investments

Michael J. Caufield	Senior Vice President – Fixed Income

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Craig M. Varrelman	Vice President – Fixed Income

Susan M. Courtney	Vice President – Fixed Income

Stella V. Lou DeLucia	Vice President – Fixed Income

Brian Hopkinson	Senior Vice President – International Equity Portfolios

Daizo Motoyoshi	Senior Vice President – International Equity Portfolios

Jonathan L. Passmore	Senior Vice President – International Equity Portfolios

Michael J. Solecki	Senior Vice President – International Equity Portfolios

Judith A. Studer	Senior Vice President – International Equity Portfolios

T. Brent Jones	Vice President – International Equity Portfolios

Ping Zhou	Vice President – International Equity Portfolios

Robert A. Jasminiski	Vice President – International Equity Portfolios

Paul Nestro	Vice President – International Equity Portfolios

Makoto F. Sumino	Vice President – International Equity Portfolios

Philip A. Riordan	Senior Vice President – Real Estate

Thomas D. Mockler	Vice President – Fixed Income

B. Bradford Barrett	Vice President – Real Estate

Robert P. Gigliotti	Vice President – Real Estate

Gerald Karr	Vice President – Real Estate

James M. Mara	Senior Vice President – International Private Equities

Andreas T. Hildebrand	Vice President – Private Equities

Patrick J. McNeela	Vice President – Private Equities

James Mitchell, Jr	Vice President – Private Equities

Paolo G. M. Simonato	Vice President – International Private Equities

David W. Wiederecht	Vice President – Private Equities

Christopher D. Brown	Senior Vice President – Equity Portfolios

Damian J. Maroun	Senior Vice President – Equity Trading

Paul C. Reinhardt	Senior Vice President – Equity Portfolios

Nancy A. Ward	Senior Vice President – Equity Portfolios

Ralph E. Whitman	Senior Vice President – Equity Investments

Christopher W. Smith	Senior Vice President – Equity Portfolios

Richard L. Sanderson	Senior Vice President – Equity Research

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Diane M. Wehner	Senior Vice President – Equity Portfolios

George A. Bicher	Vice President – Equity Investments

Clemence C. Garcia	Vice President – Equity Investments

Gerald L. Igou	Vice President – Equity Investments

Michael Isakov	Vice President – Equity Investments

Sandra J. O’Keefe	Vice President – Equity Investments

John H. Schaetzl	Vice President – Equity Investments

Christopher J. Sierakowski	Vice President – Equity Investments

Charles F. Stuart	Vice President – Equity Investments

Steven M. Fierstein	Vice President – Equity Investments

Thomas R. Lincoln	Vice President – Equity Portfolios

Anthony J. Mariani	Vice President – Equity Investments

Walter P. Ruane	Vice President – Equity Investments

Ravi K. Pamnani	Vice President – Equity Investments

John T. Boyce	Senior Vice President – Institutional Investments

Joseph M. Connors	Senior Vice President – Operations

Barbara Regan	Senior Vice President – Marketing

Michelle Fang	Vice President – Product Management

Mary R. Stone	Vice President – Trade Operations

Gareth J. Davies	Vice President – Risk Management

Tiffany Hanisch	Vice President – Financial Planning & Analysis

Lowell E. Haims	Vice President – Controller

John F. Robbins	Vice President – Compliance

Jane E. Hackney	Vice President – Equity Portfolio Management

Erica K. Evans	Vice President – Client Portfolio Management

Michael J. Tansley	Vice President – Finance Integration Quality

Dory S. Black	Vice President – Assoc. Gen. Counsel & Asst. Secretary

Christopher J. Costello	Vice President – Assoc. Gen. Counsel & Asst. Secretary

Daniel L. Furman	Vice President – Assoc. Gen. Counsel Private Equities & Asst. Secretary

Leanne R. Dunn	Vice President – Assoc. Gen. Counsel Real Estate & Asst. Secretary

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Jeanne M. La Porta	Vice President – Assoc. Gen. Counsel & Asst. Secretary

Michael M. Pastore	Vice President – Assoc. Gen. Counsel Private Equities & Real Estate & Asst. Secretary

Scott A. Silberstein	Vice President – Assoc. Gen. Counsel & Asst. Secretary

Matthew J. Simpson	Senior Vice President, Gen. Counsel – Investment Services & Asst. Secretary

Charles I. Middleton	Vice President – Tax Counsel

Citizenship of all Executive Officers

U.S.A.

19 of 24

Schedule IV

General Electric Company

The names and principal occupations of the Directors of General Electric Company are as follows:

NAME	PRESENT BUSINESS ADDRESS	PRESENT PRINCIPAL OCCUPATION
J.I. Cash, Jr.	General Electric Company	Former Professor of Business
	3135 Easton Turnpike	Administration-Graduate
	Fairfield, CT 06828	School of Business
Administration, Harvard University

Sir William Castell	GE Healthcare	Vice Chairman of the Board and
	Pollards Wood, Nightingales Lane	Executive Officer, General Electric
	Chalfont St. Giles	Company; President and CEO,
	HP8 4SP Great Britain	GE Healthcare

D.D. Dammerman	General Electric Company	Vice Chairman of the Board and
	3135 Easton Turnpike	Executive Officer, General
	Fairfield, CT 06828	Electric Company; Chairman,
General Electric Capital Services, Inc.

A.M. Fudge	Young & Rubicam, Inc.	Chairman and Chief Executive
	285 Madison Avenue	Officer,
	New York, NY 10017	Young & Rubicam, Inc.

C.X. Gonzalez	Kimberly-Clark de Mexico,	Chairman of the Board
	S.A. de C.V.	and Chief Executive Officer,
	Jose Luis Lagrange 103,	Kimberly-Clark de Mexico,
	Tercero Piso	S.A. de C.V.
Colonia Los Morales
Mexico, D.F. 11510, Mexico

J.R. Immelt	General Electric Company	Chairman of the Board
	3135 Easton Turnpike	and Chief Executive
	Fairfield, CT 06828	Officer, General Electric Company

A. Jung	Avon Products, Inc.	Chairman and Chief
	1345 Avenue of the Americas	Executive Officer,
	New York, NY 10105	Avon Products, Inc.

A.G. Lafley	The Procter & Gamble Company	Chairman of the Board, President
	1 Procter & Gamble Plaza	and Chief Executive
	Cincinnati, OH 45202-3315	The Procter & Gamble Company

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K.G. Langone	Invemed Associates, Inc.	Chairman, President and Chief
	375 Park Avenue	Executive Officer,
	New York, NY 10152	Invemed Associates, Inc.

R.S. Larsen	Johnson & Johnson	Former Chairman and Chief
	100 Albany Street	Executive Officer, Johnson & Johnson
Suite 200
New Brunswick, NJ 08901

R.B. Lazarus	Ogilvy & Mather Worldwide	Chairman and Chief
	309 West 49th Street	Executive Officer, Ogilvy & Mather Worldwide
New York, NY 10019-7316

S. Nunn	King & Spalding	Retired Partner
	191 Peachtree Street, N.E.	King & Spalding
Atlanta, Georgia 30303

R.S. Penske	Penske Corporation	Chairman of the Board and
	2555 Telegraph Road	President, Penske Corporation
Bloomfield Hills, MI 48302-0954

R.J. Swieringa	S.C. Johnson Graduate School	Anne and Elmer Lindseth Dean
	Cornell University 207 Sage Hall Ithaca, NY 14853-6201	and Professor of Accounting, S.C. Johnson Graduate School, Cornell University

D.A. Warner III	J. P. Morgan Chase & Co.,	Former Chairman of the Board, J.P. Morgan Chase
	The Chase Manhattan Bank and	& Co., The Chase Manhattan Bank and Morgan
	Morgan Guaranty Trust Co. of New York	Guaranty Trust Co. of New York
345 Park Avenue
New York, NY 10154

R.C. Wright	NBC Universal, Inc.	Vice Chairman of the Board and
	30 Rockefeller Plaza	Executive Officer, General Electric
	New York, NY 10112	Company; Chairman and Chief
Executive Officer, NBC
Universal, Inc.

Citizenship

Sir William Castell	United Kingdom
C. X. Gonzalez	Mexico
Andrea Jung	Canada
All Others	U.S.A.

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The names and principal occupations of the officers of General Electric Company are as follows:

NAME	PRESENT BUSINESS ADDRESS	PRESENT PRINCIPAL OCCUPATION
J.R. Immelt	General Electric Company	Chairman of the Board and
	3135 Easton Turnpike	Chief Executive Officer
Fairfield, CT 06828

P.D. Ameen	General Electric Company	Vice President and Comptroller
3135 Easton Turnpike
Fairfield, CT 06828

F. Beccalli	General Electric Company	Senior Vice President – GE Europe
3135 Easton Turnpike
Fairfield, CT 06828

C. T. Begley	General Electric Company	Vice President – GE Rail
2901 East Lake Road
Erie, PA 16531

D.L. Calhoun	General Electric Company	Senior Vice President –
	1 Neumann Way	GE Transportation
Cincinnati, OH 05215

J.P. Campbell	General Electric Company	Senior Vice President –
	Appliance Park	GE Consumer & Industrial,
	Louisville, KY 40225	Americas

W.H. Cary	General Electric Company	Vice President –
	3135 Easton Turnpike	Investor Communications
Fairfield, CT 06828

K.A. Cassidy	General Electric Company	Vice President and GE Treasurer
201 High Ridge Road
Stamford, CT 06905-3417

Sir William Castell	GE Healthcare	Vice Chairman of the Board and
	Pollards Wood, Nightingales Lane	Executive Officer, General Electric
	Chalfont St. Giles	Company; President and CEO,
	HP8 4SP Great Britain	GE Healthcare

W.J. Conaty	General Electric Company	Senior Vice President –
	3135 Easton Turnpike	Human Resources
Fairfield, CT 06828

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P. Daley	General Electric Company	Vice President – Corporate
	3135 Easton Turnpike	Business Development
Fairfield, CT 06828

D.D. Dammerman	General Electric Company	Vice Chairman of the Board and
	3135 Easton Turnpike	Executive Officer, General Electric
	Fairfield, CT 06828	Company; Chairman, General
Electric Capital Services, Inc.

B.B. Denniston III	General Electric Company	Vice President and General Counsel
3135 Easton Turnpike
Fairfield, CT 06828

S.C. Donnelly	General Electric Company	Senior Vice President –
	One Research Circle	GE Global Research
Niskayuna, NY 12309

S. Fitzsimons	General Electric Company	Vice President –
	3135 Easton Turnpike	Corporate Financial Planning
	Fairfield, CT 06828	and Analysis

Y. Fujimori	General Electric Company	Senior Vice President – GE Asia
21 Mita 1-chome
Meguro-ku 3d Floor Alto
Tokyo, Japan 153-0062

A.H. Harper	General Electric Company	Senior Vice President –
	260 Long Ridge Road	GE Equipment Management
Stamford, CT 06927

B.W. Heineman, Jr.	General Electric Company	Senior Vice President – Law
	3135 Easton Turnpike	and Public Affairs
Fairfield, CT 06828

J.M. Hogan	General Electric Company	Senior Vice President –
	P.O. Box 414	GE Healthcare
Milwaukee, WI 53201

J. Krenicki	General Electric Company	Senior Vice President –
	1 Plastics Avenue	GE Advanced Materials
Pittsfield, MA 01201

M.A. Neal	General Electric Company	Senior Vice President –
	260 Long Ridge Road	GE Commercial Finance
Stamford, CT 06927

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D.R. Nissen	General Electric Company	Senior Vice President –
	201 High Ridge Road	GE Consumer Finance
Stamford, CT 06905-3417

J.A. Parke	General Electric Company	Senior Vice President –
	260 Long Ridge Road	General Electric Company
	Stamford, CT 06927	Vice Chairman, GE Capital
Corporation

R.R. Pressman	General Electric Company	Senior Vice President –
	5200 Metcalf Avenue	Employers Reinsurance Corporation
Overland Park, KS 66201

G.M. Reiner	General Electric Company	Senior Vice President –
	3135 Easton Turnpike	Chief Information Officer
Fairfield, CT 06828

J.G. Rice	General Electric Company	Senior Vice President –
	4200 Wildwood Parkway	GE Energy
Atlanta, GA 30339

K.S. Sherin	General Electric Company	Senior Vice President – Finance
	3135 Easton Turnpike	and Chief Financial Officer
Fairfield, CT 06828

L.G. Trotter	General Electric Company	Senior Vice President –
	Appliance Park	GE Consumer and Industrial
Louisville, KY 40225

W.A. Woodburn	General Electric Company	Senior Vice President –
	187 Danbury Road	GE Infrastructure
Wilton, CT 06897

R.C. Wright	NBC Universal, Inc.	Vice Chairman of the Board and
	30 Rockefeller Plaza	Executive Officer, General
	New York, NY 10112	Electric Company; Chairman
and Chief Executive Officer,
NBC Universal, Inc.

Citizenship

Ferdinando Beccalli	Italy
Sir William Castell	U.K.
Shane Fitzsimons	Ireland
Yoshiaki Fujimori	Japan
All Others	U.S.A.

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